

December 30, 2013

Via E-mail
Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
171 Hillpointe Drive, Suite 301
Canonsburg, Pennsylvania 15317

> **Re:** **Rice Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192894**

Dear Mr. Rice:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the form of Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 includes an exclusive forum provision. Please revise your prospectus to disclose the impact of such provision, if material.

Executive Compensation, page 116

2.   We note your response to prior comment 3. Please revise your disclosure to provide examples of events that would cause cash distributions that could trigger payout with respect to the incentive units. For example, clarify whether the sale of your common stock by Natural Gas Partners could trigger payout.

<u>Exhibits</u>

3.   We are considering your response to prior comment 9 and may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Matthew R. Pacey
       Vinson & Elkins LLP